[Reference Translation]

April 22, 2025

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Koji Sato, President
(Code Number:7203; Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: +81-565-28-2121)

Regarding Certain Media Reports about Our Subsidiary

Today, there was a report in some media outlets regarding a business integration involving one of our subsidiaries, but this information was not announced by Toyota Motor Corporation (“TMC.”)

TMC is considering a business integration involving one of our subsidiaries, but nothing has been decided at this time regarding the final agreement, the timing of the listing of the holding company, the investment ratio, the voting rights ratio, the accounting treatment of the holding company, or any other related details as described in the article. TMC will promptly announce any facts that should be publicly announced once they have been determined.

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